  Exhibit 99.1

High Tide and NuLeaf Naturals Join U.S. National Compassionate Care Council as Founding Members

CALGARY, AB, March 4, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, and its leading U.S. hemp-derived CBD subsidiary, NuLeaf Naturals, today announced they have joined the National Compassionate Care Council (NCCC) as founding members.

High Tide Inc., March 4, 2026 (CNW Group/High Tide Inc.)

"Federal cannabis policy in the United States is entering a meaningful transition," said Raj Grover, Founder and Chief Executive Officer of High Tide. "Through our experience building health-focused brands such as NuLeaf Naturals and FAB CBD, we have developed meaningful expertise in serving consumers seeking cannabinoid-based wellness products within a responsible regulatory framework. We are pleased to join the NCCC so that High Tide and NuLeaf can help contribute to the development of thoughtful U.S. federal and state medical cannabis policy, while supporting efforts aimed at improving patient access to cannabinoid therapies across the United States," added Mr. Grover.

The NCCC is dedicated to improving patient access to cannabinoid therapies by modernizing healthcare standards and advancing evidence-based policy. The Council brings together healthcare-focused organizations across the medicinal cannabis sector that prioritize product quality, research, and patient outcomes.

In addition to High Tide and its subsidiaries NuLeaf Naturals and FAB CBD, founding members include Feals, Medterra CBD LLC, Tilray Inc., Realm of Caring, Lazarus Naturals, Constance CBD, and Equilibria.

Recent federal initiatives to reschedule cannabis and explore Medicare reimbursement for hemp-derived cannabinoid products signal a potential shift in U.S. healthcare policy that can have a material impact for High Tide's U.S. based hemp-derived CBD subsidiaries. Through its participation in the NCCC, High Tide aims to contribute industry expertise while supporting broader efforts to expand patient access to safe and effective cannabinoid therapies.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 219 domestic locations. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

ABOUT NULEAF NATURALS

Founded in 2014 in Denver, Colorado, NuLeaf Naturals is one of America's leading cannabinoid companies. Since its inception, the company has been committed to creating the world's highest-quality cannabinoid products in their purest and most potent form. Most of NuLeaf's products are produced at its cGMP-certified facility, enabling it to manufacture ground-breaking cannabinoid formulations while exceeding the highest levels of regulatory compliance. Their cannabinoid products are sold direct-to-consumer from their website and are also available at select bricks-and-mortar stores across the U.S. The company is committed to creating safe, consistent, and effective products and has proudly received over 35,000 verified 5-star customer reviews through its e-commerce platform.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: future shifts in U.S. policy, impact on the Corporation's subsidiaries, and outcomes of the coalition. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 10:00e 04-MAR-26